Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287045

WVB ALL MARKETS FUND

(the “Fund”)

Supplement dated July 21, 2026 to the Prospectus dated June 30, 2026, as supplemented

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Effective immediately, the section of the Fund’s Prospectus titled “MANAGEMENT OF THE FUND – INVESTMENT PERSONNEL” is hereby deleted in its entirety and replaced with the following:

Investment Personnel

The Fund’s portfolio managers (each, a “Portfolio Manager” and together, the “Portfolio Managers”) are Gregg R. Thomas, CFA; Nick L. Samouilhan, PhD, CFA, FRM; and Noah Comen, CFA.

Mr. Thomas is a Senior Managing Director and Portfolio Manager of WMC. Mr. Thomas is the Platform Lead of the Solutions Group within WMC, where he focuses on investment process oversight, proprietary research, technology and analytical strategy, and the coaching and development of investment talent. As a Portfolio Manager, Mr. Thomas manages client solutions focused on robust capital allocation leveraging his manager selection, portfolio construction, and risk-management experience.

Mr. Samouilhan is a Managing Director and Portfolio Manager of WMC. Mr. Samouilhan is a Portfolio Manager within WMC’s Solutions Group and Co-Head of Multi-Asset Solutions, where he helps to lead the multi-asset team in solving clients’ investment challenges through custom multi-asset solutions, advisory engagements, and product design. As a Portfolio Manager, Mr. Samouilhan manages client solutions with a focus on strategic portfolio construction, applied risk budgeting, separating alpha and beta, dynamic asset allocation, and the integration of public and private assets.

Mr. Comen is a Managing Director and Portfolio Manager of WMC. Mr. Comen is a Portfolio Manager within WMC’s Solutions Group. Mr. Comen designs and implements investment solutions that address client challenges, with a focus on portfolio construction, risk management, and strategy evaluation.

The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of Shares in the Fund.

In addition, effective immediately, the following disclosure is added to the section of the Fund’s Prospectus titled “PLAN OF DISTRIBUTION” immediately following the subsection titled “Additional Payments for Certain Financial Intermediary Services”:

Other Payments

The Adviser or its affiliates, in the Adviser’s or its affiliates’ discretion and from their own legitimate resources, may (i) make capital contributions to the Fund without receiving Shares in return or (ii) facilitate the purchase of Shares from the Fund (“Bonus Shares”) at their offering price and instruct the transfer of such Bonus Shares without additional consideration to certain investors, including investors who are clients of certain Financial Intermediaries. Such Bonus Shares will have the same rights as other Shares of the same Share class. Such capital contributions and/or Bonus Share program may continue for a specified period of time and/or until a specified dollar amount is reached. Because the Adviser’s Investment Management Fee is based on a percentage of the value of the Fund’s net assets, any Bonus Shares purchased for investors will result in increased net revenues to the Adviser if the increase in fee income due to the increased asset base offsets the costs associated with the purchase of the Bonus Shares. There is a risk that investors may submit their Shares for repurchase by the Fund, particularly after a Bonus Share program has ceased. As with any repurchase request, such repurchases could negatively impact the Fund, including the Fund’s liquidity. Investors should not rely on the availability of such capital contribution and/or Bonus Share program when making an investment decision. The Fund intends to take the position that the receipt of such capital contribution by the Fund or Bonus Shares does not represent taxable income reportable as a transfer by the Adviser or its affiliate to the investor. The Fund’s determination is not binding on the IRS. Based on the Fund’s position, for U.S. federal income tax purposes, implementation of such programs may result in an adjustment in an investor’s tax basis in the applicable Shares on a per-share basis or result in an increase in taxable income recognized by the Fund and distributed to investors, depending upon the circumstances. Prospective investors should consult their tax advisors regarding all aspects of this program and should contact their Financial Intermediaries regarding whether Bonus Shares are currently available through their platform.

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Please retain this supplement for future reference.

July 21, 2026